10027356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong, Suite 3B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex LaBrunerie 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies + Associates, CPA's
(Name – *if individual, state last, first, middle name*)

9930 E. Watson Rd. (Address), St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/1

OATH OR AFFIRMATION

I, Alex. LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial, Inc, as of 2/24, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

vice president

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CHRISTOPHER R. COTTONE
My Commission Expires
September 17, 2013
Boone County
Commission #09869505

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

We have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. as of December 31, 2009 and the related statements of income, changes in stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of LaBrunerie Financial Services, Inc., as of December 31, 2008, were audited by other auditors whose report dated February 24, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates
February 21, 2010

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 73,089	$ 33,447
Commissions Receivable	42,299	80,203
	115,388	113,650
OTHER ASSETS		
Available for sale investments-Note C	65,524	48,908
PLANT AND EQUIPMENT		
Leasehold Improvements	10,658	10,658
Office Furniture	31,847	32,276
	42,505	42,934
Less Accumulated Depreciation	(16,856)	(15,069)
	25,649	27,865
TOTAL ASSETS	$ 206,561	$ 190,423

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Commissions Payable	$ 33,717	$ 52;828
Due to Shareholder	4,401	4,401
TOTAL LIABILITIES	38,118	57,229
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	114,644	93,489
Accumulated other comprehensive gain(loss)	(18,331)	(32,425)
TOTAL STOCKHOLDERS' EQUITY	168,443	133,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 206,561	$ 190,423

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009 AND 2008

		2009		2008
SALES	$	1,117,696	$	985,022
COMMISSIONS PAID		797,051		683,474
GROSS PROFIT		320,645		301,548
OVERHEAD EXPENSES				
Accounting		4,742		4,075
Advertising		15,509		13,977
Legal Fees		9,615		2,569
Compliance		14,325		16,689
Computer Supplies		4,403		4,892
Contract Labor		17,048		-
Contributions		425		696
Depreciation		2,216		2,652
Dues and Subscriptions		945		6,233
Entertainment		4,085		3,913
Insurance		5,671		4,321
Meetings		-		1,165
Office Expense		8,839		14,768
Occupancy		10,141		11,956
Payroll Taxes		14,384		15,648
Pension		667		971
Postage		7,589		7,810
Professional Fees		504		-
Printing		2,197		2,986
Repairs and Maintenance		5,696		2,223
Reference Materials		2,014		675
Salaries & Wages		158,283		154,699
Taxes and Licenses		308		322
Telephone		5,214		6,471
Training		1,453		407
Travel		558		679
Utilities		6,083		7,063
TOTAL OVERHEAD EXPENSES		302,914		287,860
OPERATING INCOME		17,731		13,688
OTHER INCOME				
Interest Income		742		758
Dividends		2,604		3,598
Other Income		80		-
TOTAL OTHER INCOME		3,426		4,356
NET INCOME	$	21,157	$	18,044

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2007	$ 3,000	$ 69,130	$ 75,445	$ (3,802)	$ 143,773
Net Income (Loss)	-	-	18,044	-	18,044
Change in Unrealized Holding Gains (Losses)	-	-	-	(28,623)	(28,623)
BALANCE, DECEMBER 31, 2008	3,000	69,130	93,489	(32,425)	133,194
Net Income (Loss)	-	-	21,156	-	21,156
Change in Unrealized Holding Gains (Losses)	-	-	-	14,094	14,094
BALANCE, DECEMBER 31, 2009	$ 3,000	$ 69,130	$ 114,645	$ (18,331)	$ 168,444

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 21,157	$ 18,044
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation	2,216	2,652
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	37,902	(66,342)
Commissions Payable	(19,111)	45,898
NET CASH PROVIDED BY OPERATING ACTIVITIES	42,164	252
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds From Sale of Investments	-	-
Purchase of Investments	(2,522)	(4,602)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(2,522)	(4,602)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,642	(4,350)
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	33,447	37,797
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 73,089	$ 33,447

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2009 or 2008.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2009 and 2008 were $42,299 and $80,203 respectively. Commissions payable at December 31, 2009 and 2008 were $33,717 and $52,828 respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008

NOTE B—RELATED PARTY TRANSACTIONS

During 2009, Ferd LaBrunerie and Alex LaBrunerie were each a 50% shareholder and served as directors and officers of the Company. Commissions paid to related parties were:

	2009	2008
Ferd LaBrunerie	$185,511	$201,562
Alex LaBrunerie	301,991	314,040

As of December 31, 2009, Alex LaBrunerie purchased all of the shares of stock owned by Ferd LaBrunerie. As of that date Alex LaBrunerie is 100% owner of the company.

The Company occupies office space in a building that is owned by Ferd LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly to the appropriate vendors by the Company. There is no rent and there is no lease agreement.

At December 31, 2009 and 2008 the Company owed Ferd LaBrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd LaBrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE C—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2009 and 2008 investments consisted of:

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2009					
Available for sale investments	$48,908	$ 2,522	$ 14,094	$ -0-	$65,524
December 31, 2008					
Available for sale investments	$72,930	$ 4,344	$ (28,624)	$ 258	$48,908

An unrealized gain (loss) of $14,094 and ($28,624) has been charged to other comprehensive income for the years ended December 31, 2009 and 2008, respectively.

NOTE C—INVESTMENTS-cont'd

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2009 and 2008 these amounts were:

	2009		2008	
	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds:				
Money Market Funds	5,188	104	4,406	88
Securities:				
BAC Preferred	9,510	1,427	8,415	1,262
Mutual Funds:				
American Balanced Fund	24,634	3,695	20,486	3,073
Capital Income Builder	8,307	1,246	7,199	1,080
Nuveen Preferred	23,072	3,461	12,808	1,921
	70,712	9,932	53,314	7,424

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00 on December 31, 2009 and 2008 the Company had net capital of $132,862 and $97,905, respectively ($82,862 and $47,905 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 17.23% and 21.99% for 2009 and 2008.

NOTE E—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2009 and 2008, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2009 and 2008 there were no material differences with respondent's unaudited report.

NOTE G—SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 21, 2010, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2009 AND 2008

	2009	2008
Net Capital		
Ownership Equity	$ 168,443	$ 133,194
Less Non Allowable Assets		
Net Fixed Assets	$ (25,649)	$ (27,865)
Total Allowable Capital	$ 142,794	$ 105,329
Less Regulatory Reduction on Investments	$ 9,932	$ 7,424
Total Net Capital	$ 132,862	$ 97,905
Minimun Net Capital Requirement	$ (50,000)	$ (50,000)
Excess Over Minimum Net Capital Requirement	$ 82,862	$ 47,905
Total Aggregate Indebtedness	$ 14,279	$ 10,533
Ratio of Aggregate Indebtedness to Net Capital	17.23%	21.99%

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of difference required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a significant deficiency as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates

Brian G. Toennies & Associates, PC
February 21, 2010

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 21, 2010

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Standard Stockbrokerage Co. Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc's management is responsible for the Standard Stockbrokerage Co. Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies
Certified Public Accountant

February 21, 2010